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                                                      NEWS RELEASE

CONTACT:  Roberta R. Jennings                         FOR IMMEDIATE RELEASE
          Fifth Third Bancorp                         SEPTEMBER 25, 1998
          513/579-4153

          Otto L. Keeton
          Enterprise Federal Bancorp
          513/755-4600

            FIFTH THIRD BANCORP SIGNS DEFINITIVE AGREEMENT TO ACQUIRE ENTERPRISE FEDERAL BANCORP, INC., GREATER CINCINNATI'S LARGEST THRIFT

     Fifth Third Bancorp and Enterprise Federal Bancorp, Inc. announced today that they have signed a definitive agreement whereby Fifth Third Bancorp will acquire Enterprise Federal Bancorp, Inc., the parent company of Enterprise Federal Savings Bank, which is headquartered in West Chester, Ohio.

     Enterprise has two pending acquisitions scheduled to close before year-end:
Security Savings in Clermont County and the deposits of three branches of Cornerstone Bank in Cincinnati. With these acquisitions, which will bring Enterprise's total assets to $550 million with 11 locations in greater Cincinnati, Enterprise will be the largest thrift in greater Cincinnati.

     Enterprise shareholders will receive .68516 shares of Fifth Third Bancorp common stock for each Enterprise share they hold. Based upon 2,210,996 outstanding Enterprise shares and Fifth Third's closing price of $63 5/8 today, the transaction has a total value of approximately $96.4 million. Enterprise will be merged with Fifth Third Bank, Cincinnati. The acquisition is expected to be completed in the first quater of 1999.

     "We are pleased to welcome Enterprise Federal customers," states George A. Schaefer, Jr., President & CEO of Fifth Third Bancorp. "With 469 locations throughout the Tristate, Florida and Arizona, we can offer unparalleled access and convenience, and the personalized service our 2.5 million customers have come to expect."

     Enterprise Federal Bancorp President & CEO Otto L. Keeton states, "In Fifth Third, Enterprise Federal Savings found the benefit of one of the safest and strongest financial institutions in the Tristate and a partner who allows us to offer our customers a wider variety of products and services, the added convenience of many more locations and ATMs, and enhanced services like Fifth Third Online, the Bank's Internet banking product. This should prove to be a great partnership."

     Founded in 1858, Fifth Third Bank is headquartered in Cincinnati, Ohio. The Bank is one of 12 affiliates of Fifth Third Bancorp which has $28.3 billion in assets, 469 full-service Banking Centers, including 106 Bank Market locations open seven days a week inside select grocery stores and 1,252 Jeanie


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ATMs in Ohio, Kentucky, Indiana, Florida and Arizona. Fifth Third's financial strength continues to be recognized by rating agencies with deposit ratings of AA- and Aa2 and commercial paper ratings of A1+ and P1 from Standard & Poor's and Moody's, respectively. Fifth Third operates four main businesses: Retail, Commercial, Investment Advisory, and Midwest payment Systems, the Bank's data processing subsidiary. Investor information and press releases can be viewed at www.53.com; press releases are also available by fax at no charge by calling 800-758-5804, identification number 281775. The Company's common stock is traded in the over-the-counter market through the NASDAQ National Market System under the symbol "FITB."